Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JULY 2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: July 29, 2005	/s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

Petro-Canada Code of Business Conduct

Exhibit 1

THE WAY WE DO BUSINESS:

PETRO-CANADA'S CODE OF BUSINESS CONDUCT

A MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

As a principled company, Petro-Canada expects all employees, and others who represent us, to adhere to the highest standards of honesty, integrity and ethical behaviour wherever we do business.

Each and every one of us has a personal responsibility for ensuring that our day-to-day business affairs are conducted in a fair, honest and ethical manner.

This Code of Business Conduct - “The Way We Do Business” - is a guide to the standards of behaviour our management and Board of Directors require in all Petro-Canada’s business activities.  All directors and employees must know these standards and agree to comply with our Code of Business Conduct.

We are also guided by our Principles for Investment and Operations, our corporate values and standards, and the values and standards of the societies that host our operations.  Further details on expectations and processes are available in our Policies and Procedures, which are published on our Intranet.

We ask all employees to review this Code periodically and to discuss with supervisors any circumstance that could be, or could appear to be, a violation of these ethical standards of conduct.

“The Way We Do Business” is intended to assist employees and others who represent us in making decisions, to ensure that the business of the Company is conducted with integrity and honesty. However, no Code can anticipate every situation. Our emphasis is on disclosure and discussion.  At any time, if you are unsure how you should act, raise the question with your supervisor or the appropriate department as listed at the end of this Code.

Our reputation is an important asset critical to our business success, and it rests on the behaviour of each of us. That means, in every situation, thinking of what is right, and acting in ways that reflect our values and our ethical standards.

Ron A. Brenneman

President & Chief Executive Officer

PETRO-CANADA’S VALUES

CRITERIA FOR ETHICAL DECISION MAKING

REPORTING SUSPECTED VIOLATIONS

POLICY FOR THE PREVENTION OF IMPROPER PAYMENTS

PRINCIPLES FOR INVESTMENT AND OPERATIONS

PETRO-CANADA COMMITMENTS

Commitment to Employees

Commitment to Our Customers

Commitment to Communities

Commitment to Our Shareholders

Commitment to Our Dealers, Agents and Affiliates

Commitment to Our Suppliers and Contractors

COMPLIANCE WITH LAW

CONFLICTS OF INTEREST

Outside Business Interests

Confidential Information and Privacy

Non-profit and Professional Associations

Entertainment, Gifts and Favours

INSIDER INFORMATION AND TIPPING

USE OF COMPANY PROPERTY

PATENTS AND DISCOVERIES

PROFESSIONALS

POLITICAL PARTICIPATION

RECORDS, REPORTING AND DISCLOSURE

WHERE TO SEEK CLARIFICATION

PETRO-CANADA’S VALUES

At Petro-Canada, we share a will-to-win in a way that is:

Results-focused

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We establish aggressive goals and drive for results.

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We place organizational success above individual views.

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We take immediate and independent action when appropriate.

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We persist in the face of obstacles.

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We continually look for ways to reduce costs and improve service levels.

Decisive

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We seek input, apply experience, and make timely decisions.

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We are prepared to make timely decisions, often in the absence of complete information.

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We focus on important information without getting bogged down in unnecessary detail.

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We communicate the rationale and expected actions to those impacted by the decision.

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We improve the decision through execution and feedback.

Trustworthy

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We hold ourselves accountable for outcomes.

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We disclose personal stands and ethical limits.

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We readily share credit and give opportunity for visibility to others.

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We show consistency between words and actions.

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We deliver our commitments.

Professional

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We take personal pride in disciplined application of our expertise.

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We pursue continuous learning and self development to improve personal contribution to the business.

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We seek feedback and adapt behaviour to enhance our performance.

Respectful

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We build strong and collaborative relationships with others.

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We demonstrate open-mindedness to others’ point of view.

CRITERIA FOR ETHICAL DECISION MAKING

Before embarking on any course of action, we need to ask ourselves these questions:

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Is anyone’s life, health or safety, or the environment endangered by the action?

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Is it legal?

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Does it feel fair and honest?

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Does it compromise trust or integrity?

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Could I justify it to the public?

We are encouraged to discuss any questions or concerns we may have about this Code or the correctness of any past, present or anticipated conduct with our supervisor or others in the Company. We may seek guidance from the Chief Compliance Officer, Legal Services, Human Resources, Environment, Health, Safety & Security, the Corporate Secretary, or the Controller.

REPORTING SUSPECTED VIOLATIONS

Confidentiality will be protected where necessary, and employees who report a suspected violation in good faith will be shielded from retaliation. No employee will be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against in the terms and conditions of employment, or otherwise, because of any lawful act done by an employee in the provision of information to superiors, or to appropriate government agencies, regarding conduct that the employee reasonably believes violates this Code or any applicable governmental laws, rules and regulations, or in assisting in an investigation of these types of violations.  Employees can discuss any suspected violations with their supervisor, the Chief Compliance Officer, Legal Services, Human Resources, Environment, Health, Safety & Security, the Corporate Secretary, or the Controller.

Employees who have concerns regarding suspected violations of this Code or of Petro-Canada's Policy for Preventing Improper Payments, including but not limited to questionable accounting, internal accounting control or auditing matters, should call the Petro-Canada 1-800 Ethics Hotline.  The Ethics Hotline is confidential and available 24 hours a day, 7 days a week, 365 days a year, and callers may choose to remain anonymous. The Ethics Hotline is managed by a third party supplier who is contractually bound not to report the source of information received on the Hotline unless the caller has specifically indicated that they do not wish to remain anonymous.  For further information on the Ethics Hotline employees should refer to the Petro-Canada Intranet.

POLICY FOR THE PREVENTION OF IMPROPER PAYMENTS

To ensure that Petro-Canada does not receive an improper advantage in its business dealings and to ensure that all payments and expenses are properly recorded in our financial books and records, we have formally documented a Policy for the Prevention of Improper Payments and appointed a Chief Compliance Officer to monitor compliance with the Policy. While the substance of this Policy is reflected in this Code, the Policy is also available as a separate and more detailed document on our Web site, our Intranet or, by contacting any member of the Legal Services Group. All employees, agents and contractors of Petro-Canada are expected to comply at all times with Petro-Canada's Policy for the Prevention of Improper Payments.

PRINCIPLES FOR INVESTMENT AND OPERATIONS

Petro-Canada has declared that our investment and operating decisions must conform to certain Principles. The substance of these Principles, regarding Business Conduct, Environmental Protection, Community Participation, Working Conditions and Human Rights, is reflected in this Code. The Principles are also available as a separate document on our Web site and on our Intranet.  All employees, agents and contractors who make significant investment and operating decisions should be familiar with these Principles.

PETRO-CANADA COMMITMENTS

Commitment to Employees

Our success depends on the actions and decisions of our people. A sound, healthy relationship between the Company and its employees is based on integrity, trust and openness.

We treat each other with fairness and respect and work with honesty and dedication.

Specifically, we strive:

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to provide a safe and healthy workplace;

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to provide a compensation and benefits package that is reasonable and competitive with other major corporations;

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to develop employee talents and capabilities in the best business interests of the Company and employee career aspirations;

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to facilitate honest, timely, two-way communication;

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to safeguard the confidentiality of employee records and the privacy of employees’ personal information;

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to provide employment, promotions and working conditions that are fair to all individuals and free of discrimination or harassment;

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to respect freedom of association and expression in the workplace;

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to provide avenues for the equitable resolution of employee complaints.

We strive to create a high-performance working environment in which individuals can contribute their personal best and willingly hold themselves accountable for achieving extraordinary business results.

Petro-Canada provides appropriate legal and other support to employees who become involved in legal proceedings as a result of their employment.

Commitment to Our Customers

Customer satisfaction is essential to our success.

We are committed to attracting and retaining customers by providing products and services of superior value at competitive prices. We strive continually to improve customer service.

We deal fairly, openly and honestly with our customers and deliver products that meet or exceed high standards of safety, health and environmental protection. We do not offer false or misleading statements about our products.

We respect and protect the privacy of our customers, and take great care to ensure their personal information is securely stored, with limited access and disclosure only to specific and authorized individuals.

We listen attentively to customer needs and preferences and make every effort to fulfill them effectively and efficiently.

Commitment to Communities

We value our reputation as a good corporate citizen.  We are sensitive to the cultures and expectations of our host countries and communities. We contribute to the social and economic well-being of the communities where we have a presence and we promote an ethical business culture.

Our success as an energy company depends on the support of the communities in which we operate.  We aim to invest and conduct operations in a manner that is economically rewarding to all parties, through meaningful and transparent consultation with all stakeholders.

We earn that support, not just through excellence in meeting our customers’ energy needs, but also by playing an active and important role in our host communities. We invest funds and time in the non-profit sector to help make stronger communities where we live and work. The focus of our social vision is the development of talent, innovation and expertise through education. We also support a wide range of activities designed to meet fundamental community needs.

We are committed to the protection of the environment.  We conduct our activities consistent with sound environmental management and conservation practices and strive to minimize the environmental impact of our operations and products. We work diligently to prevent any risk to community health and safety from our operations or our products. All of us have a role in ensuring our operations comply with environmental and health & safety legislation, industry standards and Company policy and standards.

Management has both a legal and a moral responsibility for safety and the protection of the environment, and to ensure Petro-Canada is not complicit in abuses of human rights, and every supervisor has specific obligations in these areas. But each of us also has a personal responsibility to take all prudent precautions in every activity, not just to ensure personal safety, but also to avoid creating danger to others.

Commitment to Our Shareholders

We are committed to managing our operations in the best interests of all shareholders. We strive to add shareholder value by implementing our strategy for growth and sustained, superior profitability.

We act in what we perceive to be our shareholders’ best interests.

Commitment to Our Dealers, Agents and Affiliates

Our relationship with our dealers, agents and affiliates is essential to delivering superior products and services to our customers. We strive to enhance the quality of this relationship and the effectiveness of its operations.

We are committed to mutually beneficial initiatives that promote business success within these strategic alliances.

Commitment to Our Suppliers and Contractors

We are fair in our choice of suppliers and contractors and honest in all business activities with them. We make decisions involving the purchase of goods and services on the basis of price, quality, quantity, delivery, service, and reputation, as well as the ethical, environmental and safety record of suppliers.

We expect our suppliers, contractors and joint venture companies to abide by this Code of Business Conduct; they are invited to review the Code at the onset of a business relationship and periodically thereafter. Lack of compliance will be discussed fully with suppliers or contractors and failure to improve will result in the severance of the relationship. Detailed procurement guidelines are available for Petro-Canada employees to ensure that the Company gets the best value while all suppliers and contractors are treated fairly.

COMPLIANCE WITH LAW

We act at all times in full compliance with both the letter and the spirit of legislative and regulatory requirements of the countries in which we operate. We may not commit or condone an unethical or illegal act nor instruct another employee, contractor or supplier to do so.  Legislation in all countries in which Petro-Canada operates criminalizes the bribery of foreign public officials. We will not make illegal or improper payments and we will not participate in any corrupt business practices. We will honour internationally accepted labour standards and support and respect the protection of human rights within our sphere of influence. Competition laws are designed to ensure fair competition in the marketplace for products and services. We benefit from and comply with such laws.

We are expected to be sufficiently familiar with any laws that apply to our work to recognize potential dangers and to know when to seek legal advice. If in doubt, we should discuss the matter with our supervisor or seek the guidance of Legal Services.

CONFLICTS OF INTEREST

A conflict of interest arises when we put our personal interests in conflict with the interests of Petro-Canada. We take care to ensure that we identify and avoid any situation of actual or apparent conflict of interest.

There are several situations that could give rise to a conflict of interest. The most common are accepting gifts, favours or kickbacks from suppliers; employment by another company; ownership of a significant part of another company or business; close or family relationships with outside suppliers; passing confidential information to competitors; and unduly using or providing insider information.

Some conflicts are clear-cut; others are less obvious. Petro-Canada recognizes that we have perfectly legitimate outside interests; however, there may also be situations that could be seen as a conflict of interest no matter how innocent the intentions of the employee.

For that reason, we must fully disclose to our supervisors all circumstances that could be construed or perceived as a conflict of interest. Full disclosure enables us to resolve unclear situations and creates an opportunity to dispose of conflicting interests before any difficulty can arise. Where necessary, a supervisor may refer an individual situation to Legal Services, which may recommend any actions needed to eliminate a conflict of interest.

The following sections set out some common situations and clarify key guidelines appropriate to eliminating conflicts between personal and Company interests.

Outside Business Interests

The following situations may involve conflicts of interest:

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outside directorships or employment or private enterprises with a Petro-Canada customer, contractor, supplier or competitor;

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substantial personal or family financial interest in a customer, contractor, supplier, or competitor;

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conduct of Petro-Canada business with a firm owned or controlled by a Petro-Canada employee, a friend or a family member.

We should not put ourselves in any of these situations without full disclosure and prior supervisor approval. Approval should not be given unless the arrangement is neutral or positive to Petro-Canada and is commercially responsible and ethical.

However, it is acceptable to own mutual funds or less than one per cent of the issued and outstanding securities of customers, contractors, suppliers or competitors of Petro-Canada whose securities are publicly traded and where the investment does not represent a substantial portion of the assets of the director or employee.

Confidential Information and Privacy

Confidential information includes proprietary, technical, business, financial, joint venture, supplier, customer and employee information that we treat as confidential.  We do not disclose or use such information other than in the necessary course of business.  Similarly, we do not use confidential information obtained by virtue of our employment with Petro-Canada for our own personal gain, or to benefit anyone other than Petro-Canada.  Proprietary information belonging to others must be given the same protection against unauthorized disclosure and use as we give to our own.

In addition, Petro-Canada collects, uses and stores personal information about its employees, contractors, customers, suppliers, associates and others in the course of its business activities.  This collection, use and disclosure of personal information is subject to provincial, federal and international laws.  We respect the privacy rights of all individuals, and have adopted policies, procedures and practices to protect those rights.  Company policies and procedures are available on our Web site, our Intranet or, by contacting any member of the Legal Services Group.

Non-profit and Professional Associations

Petro-Canada encourages employees to contribute to our communities through involvement with charitable, community service and professional organizations. However, we should use company time or resources for such activities only with prior management approval.

From time to time, we may hold positions in non-profit associations where we may be viewed as spokespersons for those groups. In such situations, we should ensure that we are seen as speaking for our association or as individuals, and not as employees or spokespersons of Petro-Canada.

Entertainment, Gifts and Favours

It is essential to efficient business practices that all those who do business with us, as suppliers, contractors or customers, have access to us on equal terms.

Directors, employees, and members of their immediate families, must not accept entertainment, gifts or favours that compromise, or even appear to compromise their ability to make objective and fair business decisions. Similarly, none of us may offer gifts or favours that might be perceived as unfairly influencing a business interaction.

Gifts and entertainment may be accepted or offered by us only in the normal exchanges common to business relationships. The following criteria will guide our judgement:

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the benefit is of token and non-material value (Vice-Presidents are to work with their respective supervisors and business leaders to determine an appropriate maximum value for their respective areas of business and geographic locations);

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we could easily reciprocate;

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the exchange creates no obligation; and

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it occurs infrequently.

Consequently, business lunches, the exchange of modest items between business associates, presentation of small tokens of appreciation at public functions or an inexpensive memento would be acceptable. Entertainment, such as business lunches, should be reasonable and never lead to a sense of obligation.

As a rough guide, we should not accept any entertainment that could not be justified on a Petro-Canada expense statement were we offering it rather than receiving it.

Inappropriate gifts that are received by employees should be returned to the donor and may be accompanied by a copy of this Code. Perishable gifts may be donated to a charity and the donor notified.

In some cultures or business settings, the return of a gift or refusal of a favour would be offensive; in these cases, the best practice is usually to accept the gift on behalf of the Company, report it to our supervisor, and turn it over to the Company.

Full and immediate disclosure to management of borderline cases will always be taken as good-faith compliance with this Code.

INSIDER INFORMATION AND TIPPING

Securities laws prohibit the buying or selling of any securities, including Petro-Canada securities, as well as the securities of customers, contractors, suppliers and all other corporations, by anyone who possesses material non-public information relating to the issuer of the securities. Material non-public information is information which, if disclosed, would reasonably be expected to have a significant impact on the market value of such securities.

Also prohibited is tipping – the disclosure of material, non-public information to anyone other than in the necessary course of business.

We do not conduct, nor do we assist others in conducting activities which contravene these securities laws.

USE OF COMPANY PROPERTY

We are entrusted with the care, management and cost-effective use of Petro-Canada’s property and we do not make use of these resources for our own personal benefit or purposes.

We ensure that all Company property assigned to us is maintained in good condition and we should be able to account for such equipment.

We may not dispose of Company property except in accordance with the guidelines set out in the Disposal of Surplus Assets Procedure.

Access to Petro-Canada’s information technology is restricted.  Passwords are to be kept confidential and use of the information technology is limited to authorized business purposes.

PATENTS AND DISCOVERIES

We are often engaged in various forms of research or problem solving. The product of our efforts produced within the scope of our employment belongs to Petro-Canada, whether the product was developed while actually at work or not. Such products include computer programs, technical processes, inventions, research methods, reports or articles and any other form of innovation or development. Patents, trademarks or copyright, as appropriate, are the property of the Company.

PROFESSIONALS

Where we are members of a recognized profession, we:

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keep abreast of professional developments in our field;

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perform our duties in accordance with the recognized standards of that profession; and

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abide by any code of ethics adopted by our professional associations.

POLITICAL PARTICIPATION

We are encouraged to participate fully as private citizens in the democratic process at any level, including campaigning in elections and running for or holding public office.

However, when we engage in the political process we do so on our own time or with prior management approval and we take care to separate these personal activities from our associations with Petro-Canada. We must not act in such a way as to be perceived as representing Petro-Canada.

RECORDS, REPORTING AND DISCLOSURE

The Company shall make and keep books, records, and accounts which conform to high professional standards of accuracy and consistency and which, in reasonable detail, accurately and fairly reflect the Company's transactions.  All financial transactions must be properly and fairly recorded in such books of account and must be made available for inspection by the Company's internal and external auditors.

Petro-Canada is committed to complete, accurate and balanced disclosure of material information in a timely manner and in compliance with regulatory requirements.  The Company is committed to balanced disclosure of both good and bad news in an effort to provide an accurate picture of the Company’s achievements and prospects.  The Company’s Public Disclosure Policy and Procedure can be found on the Company Web site and Intranet.

WHERE TO SEEK CLARIFICATION

Our immediate supervisors will provide guidance on any item in this Code. We may then be directed to other sources of information, including relevant Company policy, or be referred to one of the authorities mentioned below.

An employee who feels unable to discuss an issue with his or her immediate supervisor should refer to the next level of supervision, to a member of Petro-Canada’s senior management, including the Chief Compliance Officer, or to one of these departments:

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Legal Services

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Controller

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Human Resources

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Environment, Health, Safety, & Security

Employees may also report suspected violations of this Code or Petro-Canada’s Policy for Preventing Improper Payments, including but not limited to questionable accounting, internal accounting control or auditing matters, and request advice via the anonymous Petro-Canada 1-800 Ethics Hotline number available to employees on the Petro-Canada Intranet.